Exhibit 99.217

mCloud AssetCare™ Solution to Optimize Indoor Air Quality

and Energy Efficiency at Restaurants in Saudi Arabia

Initial Casa Pasta and CHICK “N” DIP Restaurants Now Equipped with AI-Powered AssetCare for Connected Buildings Solution to Deliver Healthy and Comfortable Environment for Customers

SAN FRANCISCO, CA - November 9, 2021 - mCloud Technologies Corp. (TSX-V: MCLD) (OTCQB: MCLDF) (“mCloud” or the “Company”), a leading provider of AI-powered asset management and Environmental, Social, and Governance (“ESG”) solutions, today announced it has equipped two initial locations in Saudi Arabia - Casa Pasta and CHICK “N” DIP restaurants - with mCloud’s AssetCare solution for HVAC and indoor air quality (“IAQ”).

Facilitated through its partnership with URBSOFT, a strategic provider of innovative urban technologies and services supporting the Saudi Vision 2030 initiative in the Kingdom of Saudi Arabia, mCloud will optimize the indoor air quality and energy efficiency in the restaurants.

Casa Pasta in Khobar City and CHICK “N” DIP in the Dhahran Mall in Dhahran City are owned by Althawaqh Food Company (“AFCO”) Restaurant Group which has more than 100 restaurants throughout Saudi Arabia. Plans are underway to expand AssetCare to other restaurants in the AFCO portfolio.

“Through AssetCare, customers at select AFCO restaurants will be able to scan a QR code to get live readings of the location’s indoor air quality before entering,” said Ibrahim Al-Hindawi, mCloud President, MENA. “Our IAQ solution exceeds the standards and regulations set by health and building authorities around the world. This is also the first implementation of our mCloud solution since we received our MISA license last month, which enables us to build a major regional center here in the Kingdom of Saudi Arabia. We look forward to helping businesses in the Kingdom achieve their ESG goals.”

“Implementing technology that supports sustainability and helps protect our customers is not only smart business, it is part of the Saudi Vision 2030 initiative in helping people live healthier lives,” said Ahmed Abdulaziz Alkadi, AFCO CEO. “We take pride in offering our customers not only quality food and service but a safe and comfortable place to visit.”

Through AssetCare, customers will benefit from safer indoor air through a combination of IoT-enabled 24/7 air quality monitoring and AI-driven connected air purification. The indoor air quality is capable of outperforming standard HEPA filtration by continuously eliminating up to 95% of harmful particulates and contaminants smaller than one micron in size. In addition, the AssetCare HVAC and IAQ solution employs AI to drive HVAC energy improvements of up to 25%, cost savings from optimized maintenance, and reduce building energy waste.

More information about mCloud’s HVAC and IAQ solutions are invited to visit https://www.mcloudcorp.com/HVAC-and-indoor-air-quality to learn more.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

With a worldwide presence and offices in San Francisco, Vancouver, Calgary, London, Perth, Singapore, and Beijing, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 62,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade in Canada on the TSX Venture Exchange under the symbol MCLD and in the United States on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

Althawaqh Food Company (“AFCO”)

One of the largest and fastest growing F&B companies in Saudi Arabia, which runs its business in a professional & high international standard. The company has more than 15 years of experience in operating restaurants and supply chains and owns 5 brands with diverse concepts “Italian, Asian, American, Portuguese, and Indian food”. Operating around 100 restaurants cross KSA with plans for regional and global expansion in the next few years.  For more information, visit www.althawaqh.com.

About URBSOFT

Established in 2014, URBSOFT is a fast-growing company that offers innovative urban technologies and services grounded in design thinking, digital product innovation, customer experience management, and digital transformation. No matter the industry, device, objective, or technology platform, we are driven to improve the human relationship with technology by designing and building meaningful connections between companies and their customers. For more information, visit www.urbsoft.com.

For further information:

Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com;

Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include information related to the expansion of AssetCare across the AFCO portfolio.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to several risks as discussed under the heading "Risk Factors" on pages 29 to 46 of the Company's filing statement dated October 5, 2017. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.